SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 6, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Senior Vice President Investor Relations Officer

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	General Manager IR Team Head

KT 2019 Earnings ReleaseKT 2019 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward- looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5343 Fax : +82-2-3495-5917 1Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward- looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5343 Fax : +82-2-3495-5917 1

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 AppendixContents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

K-IFRS / Consolidated

1-1 Financial Highlights

Income Statement

- Operating Revenue
  KRW 24.3tn, YoY +3.8%
  - Service Revenue
    KRW 20.2tn, YoY +1.3%
- Operating Income
  KRW 1.15tn, YoY -8.8%
- Net Income
  KRW 669.3bn, YoY -12.2%
- EBITDA
  KRW 4.79tn, YoY +5.4%

(Unit: KRW bn)

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Operating Revenue	5,994.5	6,213.7	6,195.5	-0.3%	3.4%	23,460.1	24,342.0	3.8%
Service Revenue	5,021.1	5,058.1	5,144.5	1.7%	2.5%	19,985.2	20,246.3	1.3%
Merchandise Revenue	973.4	1,155.6	1,050.9	-9.1%	8.0%	3,475.0	4,095.8	17.9%
Operating Expense	5,898.7	5,901.2	6,047.2	2.5%	2.5%	22,198.6	23,191.0	4.5%
Operating Income	95.8	312.5	148.2	-52.5%	54.8%	1,261.5	1,151.0	-8.8%
Margin	1.6%	5.0%	2.4%	-2.6%p	0.8%p	5.4%	4.7%	-0.7%p
Non-op. Income/loss	-83.3	-42.2	-120.2	Deficit Increased	Deficit Increased	-170.8	-171.4	Deficit Increased
Income before taxes	12.5	270.3	28.1	-89.6%	124.2%	1,090.7	979.7	-10.2%
Net Income	18.1	213.3	-6.8	TR	TR	762.3	669.3	-12.2%
Margin	0.3%	3.4%	-0.1%	-3.5%p	-0.4%p	3.2%	2.7%	-0.5%p
EBITDA	908.2	1,209.8	1,079.3	-10.8%	18.8%	4,543.3	4,790.0	5.4%
Margin	15.2%	19.5%	17.4%	-2.1%p	2.2%p	19.4%	19.7%	0.3%p

3

K-IFRS / Consolidated

1-2 Financial Highlights

Operating Expenses

☐ **Operating Expenses**
KRW 23.2tn, YoY +4.5%

- Labor Cost
  KRW 3.95tn, YoY +2.7%
- General Expense
  KRW 9.80tn, YoY -0.0%
- Cost of Service Provided
  KRW 2.51tn, YoY -4.0%
- Cost of Merchandise
  KRW 4.65tn, YoY +19.3%

(Unit: KRW bn)

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Operating Expenses	**5,898.7**	**5,901.2**	**6,047.2**	**2.5%**	**2.5%**	**22,198.6**	**23,191.0**	**4.5%**
Labor Cost	1,006.1	959.4	1,001.8	4.4%	-0.4%	3,845.8	3,951.1	2.7%
General Expense	2,499.1	2,433.5	2,579.7	6.0%	3.2%	9,801.4	9,799.6	-0.0%
Cost of Service Provided	681.9	648.0	658.9	1.7%	-3.4%	2,620.2	2,514.2	-4.0%
Selling Expense	606.0	592.3	499.5	-15.7%	-17.6%	2,034.1	2,277.9	12.0%
Cost of Merchandise	1,105.6	1,268.0	1,307.3	3.1%	18.2%	3,897.0	4,648.1	19.3%

☐ **Marketing Expenses**
KRW 2.74tn, YoY +18.4%

(Unit: KRW bn)

	4Q18	3Q19	4Q19*	QoQ	YoY	2018	2019*	YoY
Marketing Expenses	**597.9**	**720.2**	**693.2**	**-3.8%**	**15.9%**	**2,312.1**	**2,738.2**	**18.4%**

※ KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses
※ On 4Q19, membership pts used in FY19 are excluded from marketing exp. and deducted from revenue

4

K-IFRS / Consolidated

1-3 Financial Highlights

Financial Position

☐ **Debt Position**

- Borrowings: KRW 7.30tn
- Net Debt: KRW 4.99tn

☐ **Debt Ratio**

- Debt to Equity: 124.3%
- Net Debt to Equity: 32.9%

(Unit: KRW bn)

	4Q 18	3Q 19	4Q 19	QoQ	YoY
Assets	**32,188.8**	**33,661.3**	**34,061.3**	**1.2%**	**5.8%**
Cash & Cash Equivalents	2,703.4	2,128.4	2,305.9	8.3%	-14.7%
Liabilities	**17,457.6**	**18,430.1**	**18,874.3**	**2.4%**	**8.1%**
Borrowings	6,648.3	6,408.3	7,298.9	13.9%	9.8%
Equity	**14,731.3**	**15,231.1**	**15,187.0**	**-0.3%**	**3.1%**
Capital Stock	1,564.5	1,564.5	1,564.5	0.0%	0.0%
Net Debt	**3,944.9**	**4,279.9**	**4,993.0**	**16.7%**	**26.6%**
Debt / Equity	118.5%	121.0%	124.3%	3.3%p	5.8%p
Net Debt / Equity	26.8%	28.1%	32.9%	4.8%p	6.1%p


Debt to Equity
Net Debt to Equity
116.5%
108.6%
123.1%
118.5%
125.6%
123.1%
121.0%
124.3%
34.7%
30.2%
24.8%
26.8%
27.3%
26.7%
28.1%
32.9%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

5

K-IFRS / Separate 1-4 Financial Highlights CAPEX (Unit: KRW bn) Access Network □ 2019 CAPEX Backbone Network 3,711 § Executed KRW 3.26tn B2B Others § Focused on access network 3,313 3,257 investment for 5G □ CAPEX Breakdown 2,514 2,397 2,359 § Access Network: KRW 2.20tn 2,475 2,250 1,870 § Backbone Network: KRW 408.0bn 1,977 2,199 § B2B: KRW 366.5bn 1,362 1,133 1,316 1,196 § Others: KRW 283.7bn 1,035 466 476 452 428 241 408 492 497 448 261 394 517 367 362 298 736 305 499 330 284 258 259 227 189 2012 2013 2014 2015 2016 2017 2018 2019 6K-IFRS / Separate 1-4 Financial Highlights CAPEX (Unit: KRW bn) Access Network □ 2019 CAPEX Backbone Network 3,711 § Executed KRW 3.26tn B2B Others § Focused on access network 3,313 3,257 investment for 5G □ CAPEX Breakdown 2,514 2,397 2,359 § Access Network: KRW 2.20tn 2,475 2,250 1,870 § Backbone Network: KRW 408.0bn 1,977 2,199 § B2B: KRW 366.5bn 1,362 1,133 1,316 1,196 § Others: KRW 283.7bn 1,035 466 476 452 428 241 408 492 497 448 261 394 517 367 362 298 736 305 499 330 284 258 259 227 189 2012 2013 2014 2015 2016 2017 2018 2019 6

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 AppendixContents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

K-IFRS / Consolidated

2-1 Business Overview

Wireless

☐ **Wireless Revenue up by 0.2% YoY**

- Service revenue up by 0.7% YoY due to 5G subscriber increase

(Unit: KRW bn)

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Wireless	1,689.6	1,756.4	1,738.5	-1.0%	2.9%	6,954.1	6,970.7	0.2%
Service	1,616.8	1,656.0	1,640.1	-1.0%	1.4%	6,523.5	6,566.3	0.7%
Interconnection	72.7	100.4	98.3	-2.1%	35.2%	430.6	404.4	-6.1%

☐ **Net subscriber addition continues**

- Wireless net adds of 802K
- 5G net additions of 1.4 million
- 5G penetration rate to be 10% of Handset subscribers


[Wireless Subscriber]
(Unit: 1,000)
20,378
20,662
20,920
21,120
21,333
21,549
21,771
21,922
419
1,055
1,419
13,918
13,952
13,968
13,993
14,049
14,090 (Incl. 5G)
14,124 (Incl. 5G)
14,165 (Incl. 5G)
2,877
3,065
3,254
3,416
3,529
3,691
3,856
3,985
3,584
3,644
3,698
3,711
3,755
3,768
3,792
3,772
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
MVNO
2nd Device/IoT
Handset
5G

8

K-IFRS / Consolidated

2-2 Business Overview

Fixed Line

☐ **Fixed Line Revenue down by 1.0% YoY**

☐ **Telephony**

- Revenue down by 7.6% YoY on subscriber and usage drop

☐ **Broadband**

- Revenue up by 0.9% YoY on GiGA and net subscriber increase

(Unit: KRW bn)

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Fixed Line	1,178.4	1,168.2	1,172.9	0.4%	-0.5%	4,745.1	4,697.1	-1.0%
Telephony	417.8	396.7	382.5	-3.6%	-8.4%	1,708.3	1,578.5	-7.6%
Broadband	500.3	503.3	503.0	-0.1%	0.5%	1,998.6	2,015.7	0.9%
Line lease	260.4	268.3	287.4	7.1%	10.4%	1,038.2	1,102.8	6.2%

[Broadband Subscriber]

(Unit: 1,000)


8,653
8,659
8,698
8,729
8,782
8,849
8,904
8,962
48.9%
51.9%
54.2%
56.0%
57.6%
59.0%
60.1%
61.0%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Subscribers
% of GiGA

9

K-IFRS / Consolidated

2-3 Business Overview

Media / Contents

☐ **Media/Contents up by 13.5% YoY**

☐ **Media**

- IPTV net adds of 500K
- Revenue up by 11.2% YoY on high-ARPU subscriber expansion and platform revenue increase

☐ **Contents**

- Revenue up by 23.1% YoY on KTH's T-commerce revenue growth and Genie Music's subscriber expansion

(Unit: KRW bn)

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Media / Contents	648.7	701.3	707.6	0.9%	9.1%	2,414.3	2,740.0	13.5%
Media	508.0	548.7	554.2	1.0%	9.1%	1,942.8	2,159.7	11.2%
Contents	140.7	152.7	153.4	0.5%	9.0%	471.5	580.3	23.1%

[IPTV Subscriber]

(Unit: 1,000)



7,573
7,672
7,775
7,851
7,966
8,113
8,229
8,351
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,081,177 in 1H 2019 (6 month average)

10

K-IFRS / Consolidated

2-4 Business Overview

Finance and Others

(Unit: KRW bn)

☐ **Finance Revenue down by 1.0% YoY**

☐ **Other Services keep the previous level**

- IT/Solution services revenue up on continuous IDC business growth
- Real estate revenue down by 27.3% YoY due to less development projects

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Finance	863.2	836.2	886.8	6.1%	2.7%	3,444.9	3,411.8	-1.0%
Other Services	641.2	596.0	638.8	7.2%	-0.4%	2,426.8	2,426.7	0.0%
IT / Solution	271.3	292.4	304.8	4.2%	12.4%	1,041.5	1,151.6	10.6%
Real Estate	128.5	81.3	82.7	1.7%	-35.7%	474.6	345.0	-27.3%
Others	241.3	222.2	251.3	13.1%	4.1%	910.6	930.2	2.2%

(Unit: KRW bn)

☐ **Merchandise Revenue up by 17.9% YoY**

	4Q18	3Q19	4Q19	QoQ	YoY	2018	2019	YoY
Merchandise	973.4	1,155.6	1,050.9	-9.1%	8.0%	3,475.0	4,095.8	17.9%

11

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 AppendixContents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

4-1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 18	2Q 18	3Q 18	4Q 18	2018	1Q 19	2Q 19	3Q 19	4Q 19	2019
Operating revenue	**5,710.2**	**5,806.9**	**5,948.5**	**5,994.5**	**23,460.1**	**5,834.4**	**6,098.5**	**6,213.7**	**6,195.5**	**24,342.0**
Service revenue	**4,863.6**	**5,003.6**	**5,096.9**	**5,021.1**	**19,985.2**	**4,955.5**	**5,088.2**	**5,058.1**	**5,144.5**	**20,246.3**
Wireless	1,740.8	1,763.7	1,760.1	1,689.6	6,954.1	1,732.5	1,743.4	1,756.4	1,738.5	6,970.7
Fixed line	1,198.8	1,181.5	1,186.4	1,178.4	4,745.1	1,167.0	1,188.9	1,168.2	1,172.9	4,697.1
Media/Contents	554.2	595.2	616.2	648.7	2,414.3	641.2	689.9	701.3	707.6	2,740.0
Finance	832.7	866.7	882.3	863.2	3,444.9	839.0	849.8	836.2	886.8	3,411.8
Others	537.1	596.5	652.0	641.2	2,426.8	575.8	616.1	596.0	638.8	2,426.7
Merchandise rev.	**846.6**	**803.4**	**851.5**	**973.4**	**3,475.0**	**878.9**	**1,010.4**	**1,155.6**	**1,050.9**	**4,095.8**
Operating expense	**5,313.1**	**5,407.8**	**5,579.0**	**5,898.7**	**22,198.6**	**5,432.3**	**5,810.3**	**5,901.2**	**6,047.2**	**23,191.0**
Service expense	**4,368.6**	**4,499.6**	**4,640.2**	**4,793.2**	**18,301.6**	**4,489.4**	**4,680.3**	**4,633.2**	**4,739.9**	**18,542.9**
Labor expense	922.1	987.5	930.1	1,006.1	3,845.8	983.8	1,006.1	959.4	1,001.8	3,951.1
General expense	2,353.1	2,454.6	2,494.6	2,499.1	9,801.4	2,327.1	2,459.3	2,433.5	2,579.7	9,799.6
Cost of svc provided	649.7	609.8	678.8	681.9	2,620.2	606.3	601.0	648.0	658.9	2,514.2
Selling expense	443.7	447.8	536.6	606.0	2,034.1	572.2	613.9	592.3	499.5	2,277.9
Merchandise cost	**944.4**	**908.2**	**938.9**	**1,105.6**	**3,897.0**	**942.9**	**1,130.0**	**1,268.0**	**1,307.3**	**4,648.1**
Operating income	**397.1**	**399.1**	**369.5**	**95.8**	**1,261.5**	**402.1**	**288.2**	**312.5**	**148.2**	**1,151.0**
N-OP income (loss)	**-44.1**	**-7.9**	**-35.4**	**-83.3**	**-170.8**	**-4.4**	**-4.7**	**-42.2**	**-120.2**	**-171.4**
N-OP income	130.0	211.3	101.0	147.9	590.2	181.5	199.2	208.4	94.7	683.8
N-OP expense	173.2	220.5	133.5	228.4	755.6	186.5	199.1	252.3	214.0	851.9
Equity method (G/L)	-1.0	1.2	-3.0	-2.7	-5.5	0.7	-4.8	1.7	-0.9	-3.3
Income bf tax	**353.0**	**391.2**	**334.0**	**12.5**	**1,090.7**	**397.7**	**283.6**	**270.3**	**28.1**	**979.7**
Income tax	128.9	110.5	94.6	-5.6	328.4	138.0	80.5	57.0	34.9	310.4
Income from con. op	**224.1**	**280.7**	**239.5**	**18.1**	**762.3**	**259.8**	**203.0**	**213.3**	**-6.8**	**669.3**
Income from disc. op	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**224.1**	**280.7**	**239.5**	**18.1**	**762.3**	**259.8**	**203.0**	**213.3**	**-6.8**	**669.3**
NI contribution to KT	197.0	251.0	222.5	18.0	688.5	231.1	173.9	189.7	24.4	619.2
EBITDA	**1,228.9**	**1,221.2**	**1,184.9**	**908.2**	**4,543.3**	**1,309.5**	**1,191.3**	**1,209.8**	**1,079.3**	**4,790.0**
EBITDA Margin	21.5%	21.0%	19.9%	15.2%	19.4%	22.4%	19.5%	19.5%	17.4%	19.7%

KT Separate	1Q 18	2Q 18	3Q 18	4Q 18	2018	1Q 19	2Q 19	3Q 19	4Q 19	2019
Operating revenue	**4,297.2**	**4,283.0**	**4,358.2**	**4,418.2**	**17,356.5**	**4,334.3**	**4,558.5**	**4,705.7**	**4,606.2**	**18,204.7**
Service revenue	**3,501.5**	**3,581.3**	**3,582.3**	**3,508.3**	**14,173.3**	**3,553.4**	**3,625.2**	**3,637.7**	**3,614.5**	**14,430.8**
Wireless	1,713.8	1,735.5	1,731.4	1,655.0	6,835.7	1,705.2	1,715.7	1,729.4	1,708.6	6,858.8
Fixed line	1,186.4	1,176.3	1,174.7	1,167.1	4,704.6	1,156.2	1,161.6	1,154.6	1,141.4	4,613.9
Media	318.7	357.2	353.5	362.3	1,391.7	377.4	408.4	410.5	410.4	1,606.6
Other service	282.5	312.3	322.6	323.9	1,241.4	314.7	339.5	343.2	354.1	1,351.5
Merchandise rev.	**795.7**	**701.7**	**775.9**	**909.9**	**3,183.2**	**780.8**	**933.3**	**1,068.0**	**991.7**	**3,773.9**
Operating expense	**3,992.2**	**3,975.4**	**4,077.6**	**4,359.8**	**16,404.9**	**4,037.8**	**4,367.4**	**4,508.0**	**4,552.3**	**17,465.5**
Service expense	**3,141.3**	**3,256.4**	**3,296.6**	**3,412.9**	**13,107.1**	**3,246.0**	**3,382.9**	**3,393.8**	**3,411.7**	**13,434.4**
Labor expense	526.9	599.0	540.4	542.6	2,208.9	543.6	573.7	528.5	537.5	2,183.2
General expense	1,627.8	1,658.8	1,658.3	1,731.2	6,676.1	1,595.7	1,671.8	1,690.7	1,800.3	6,758.4
Cost of svc provided	519.0	518.1	540.4	528.7	2,106.2	508.8	507.7	537.8	548.2	2,102.6
Selling expense	467.6	480.5	557.5	610.3	2,115.8	598.0	629.7	636.7	525.7	2,390.2
Merchandise cost	**850.9**	**718.9**	**781.0**	**946.9**	**3,297.8**	**791.8**	**984.5**	**1,114.2**	**1,140.6**	**4,031.1**
Operating income	**305.0**	**307.7**	**280.6**	**58.4**	**951.6**	**296.4**	**191.1**	**197.7**	**53.9**	**739.2**
N-OP income (loss)	**127.3**	**-21.3**	**-4.2**	**-167.7**	**-65.9**	**100.7**	**-1.8**	**-99.5**	**-112.0**	**-112.6**
N-OP income	284.8	186.0	105.2	126.3	702.2	271.7	179.4	195.2	60.1	706.4
N-OP expense	157.5	207.2	109.4	294.0	768.2	170.9	181.2	294.7	172.2	819.0
Income bf tax	**432.2**	**286.4**	**276.4**	**-109.3**	**885.7**	**397.2**	**189.4**	**98.2**	**-58.1**	**626.6**
Income tax	115.4	76.5	73.8	58.8	324.5	104.5	49.7	25.8	14.8	194.8
Net income	**316.8**	**209.9**	**202.6**	**-168.1**	**561.2**	**292.6**	**139.7**	**72.4**	**-72.9**	**431.8**
EBITDA	**1,046.6**	**1,039.4**	**1,003.1**	**779.7**	**3,868.8**	**1,108.1**	**997.7**	**999.3**	**872.6**	**3,977.8**
EBITDA Margin	24.4%	24.3%	23.0%	17.6%	22.3%	25.6%	21.9%	21.2%	18.9%	21.9%

13

4-2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19	3Q 19	4Q 19
Assets	**30,618.1**	**30,118.3**	**32,794.8**	**32,188.8**	**33,247.8**	**33,469.4**	**33,661.3**	**34,061.3**
Current assets	**11,078.6**	**10,847.2**	**13,812.8**	**11,894.3**	**12,396.1**	**11,818.3**	**11,716.7**	**11,725.1**
Cash & cash equi.	1,777.5	2,249.7	2,718.1	2,703.4	2,765.0	2,250.1	2,128.4	2,305.9
Trade & other rec	3,636.7	3,740.1	3,951.1	3,874.9	4,129.5	4,364.8	4,108.2	3,931.5
Inventories	716.0	594.5	503.5	684.0	646.4	607.6	636.2	665.5
Other current asset	4,948.5	4,262.9	6,640.1	4,631.9	4,855.2	4,595.7	4,843.9	4,822.2
- Prepaid_Contract cost	987.2	1,037.8	1,070.5	1,098.2	1,106.3	1,165.2	1,318.5	1,389.5
- Contract assets	313.1	298.4	305.2	306.9	330.9	377.8	430.6	409.8
Non-current assets	**19,539.5**	**19,271.1**	**18,982.0**	**20,294.6**	**20,851.8**	**21,651.1**	**21,944.6**	**22,336.2**
Trade & other rec	689.2	770.1	678.8	810.6	690.4	867.9	943.6	1,238.0
P.P.E	13,161.7	13,000.0	12,855.3	13,068.3	12,811.1	13,192.8	13,349.7	13,785.3
Other current assets	5,688.5	5,501.0	5,448.0	6,415.7	7,350.3	7,590.4	7,651.3	7,312.9
- Prepaid_Contract cost	343.5	362.6	368.5	371.7	364.4	403.5	460.3	459.8
- Contract assets	74.0	79.3	92.9	91.9	94.1	111.3	126.5	147.3
Liabilities	**16,474.1**	**15,681.3**	**18,093.3**	**17,457.6**	**18,509.4**	**18,464.8**	**18,430.1**	**18,874.3**
Current liabilities	**9,453.7**	**9,117.6**	**11,185.1**	**9,387.7**	**9,926.8**	**9,908.1**	**9,973.8**	**10,074.9**
Trade & other payables	6,974.4	6,199.7	8,700.2	6,948.2	7,264.0	7,980.9	7,709.7	7,597.5
Short-term borrowings	1,534.3	1,940.0	1,417.0	1,368.5	1,149.0	583.6	915.7	1,185.7
Others	945.1	977.9	1,067.9	1,071.0	1,513.8	1,343.6	1,348.4	1,291.7
- Contract liabilities	270.8	281.0	289.3	300.7	302.9	304.4	304.1	313.6
Non-current liabilities	**7,020.4**	**6,563.7**	**6,908.2**	**8,069.8**	**8,582.5**	**8,556.7**	**8,456.4**	**8,799.5**
Trade & other payables	667.9	661.0	658.2	1,409.3	1,132.7	1,110.0	1,125.6	1,082.2
Long-term borrowings	5,155.0	4,664.5	4,953.2	5,279.8	5,641.1	5,673.2	5,492.6	6,113.1
Others	1,197.5	1,238.2	1,296.8	1,380.7	1,808.7	1,773.5	1,838.2	1,604.1
- Contract liabilities	52.1	45.8	42.1	46.8	44.3	42.7	45.0	52.0
Equity	**14,144.0**	**14,437.0**	**14,701.5**	**14,731.3**	**14,738.5**	**15,004.6**	**15,231.1**	**15,187.0**
Retained earnings	10,860.2	11,107.9	11,336.5	11,328.9	11,269.5	11,438.9	11,627.4	11,637.2

KT Separate	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19	3Q 19	4Q 19
Assets	**24,790.1**	**24,528.5**	**24,958.9**	**26,010.9**	**26,837.7**	**26,959.8**	**27,076.4**	**27,733.9**
Current assets	**6,462.9**	**6,416.9**	**7,126.4**	**6,861.6**	**7,307.3**	**7,052.4**	**6,961.4**	**7,113.2**
Cash & cash equi.	1,064.1	1,464.3	1,832.5	1,779.7	1,750.1	1,394.9	1,189.2	1,328.4
Trade & other rec	2,997.9	2,977.9	2,969.0	2,968.8	3,357.8	3,451.0	3,300.9	3,108.0
Inventories	450.7	360.4	298.5	465.3	446.4	404.8	437.6	477.1
Other current asset	1,950.3	1,614.4	2,026.4	1,647.8	1,753.1	1,801.7	2,033.7	2,199.7
- Prepaid_Contract cost	1,005.8	1,048.7	1,090.8	1,127.8	1,134.5	1,210.6	1,368.1	1,432.1
- Contract assets	289.1	274.7	282.5	285.3	300.2	339.1	384.4	382.2
Non-current assets	**18,327.1**	**18,111.6**	**17,832.5**	**19,149.3**	**19,530.4**	**19,907.4**	**20,115.0**	**20,620.6**
Trade & other rec	624.1	705.1	611.1	766.3	641.7	806.4	888.0	1,186.5
P.P.E	11,008.2	10,777.8	10,645.3	10,864.4	10,656.7	10,914.5	11,092.4	11,448.0
Other current assets	6,694.9	6,628.7	6,576.1	7,518.6	8,232.0	8,186.5	8,134.5	7,986.2
- Prepaid_Contract cost	331.4	336.9	349.8	360.0	351.4	398.9	457.0	444.2
- Contract assets	64.0	69.3	82.5	81.6	84.0	101.4	112.5	95.8
Liabilities	**12,320.3**	**11,869.2**	**12,091.3**	**13,299.2**	**14,099.7**	**14,076.5**	**14,122.0**	**14,837.2**
Current liabilities	**5,899.2**	**5,943.6**	**5,822.2**	**5,908.5**	**6,283.8**	**6,238.7**	**6,471.1**	**6,728.1**
Trade & other payables	4,074.7	3,602.2	3,887.7	4,002.4	4,472.4	5,118.4	5,006.4	5,025.7
Short-term borrowings	1,230.1	1,688.7	1,179.3	1,181.4	948.5	380.4	744.7	1,052.5
Others	594.4	652.8	755.2	724.7	862.9	739.9	720.0	649.9
- Contract liabilities	274.4	280.0	287.4	301.1	302.1	306.7	304.2	314.5
Non-current liabilities	**6,421.1**	**5,925.5**	**6,269.1**	**7,390.7**	**7,815.9**	**7,837.8**	**7,650.9**	**8,109.1**
Trade & other payables	728.4	711.1	706.2	1,460.1	1,524.9	1,476.1	1,454.2	1,371.5
Long-term borrowings	5,007.5	4,515.1	4,815.8	5,132.1	5,502.7	5,549.0	5,371.1	5,975.5
Others	685.2	699.4	747.1	798.5	788.3	812.6	825.6	762.1
- Contract liabilities	47.6	41.7	38.8	43.7	41.4	40.1	42.4	49.1
Equity	**12,469.8**	**12,659.4**	**12,867.6**	**12,711.7**	**12,738.0**	**12,883.3**	**12,954.3**	**12,896.7**
Retained earnings	10,514.6	10,721.5	10,923.0	10,740.0	10,741.7	10,880.2	10,952.9	10,870.0

14

K-IFRS / Separate 4-3 Subscribers Wireless 1Q 18 2Q 18 3Q 18 4Q 18 1Q 19 2Q 19 3Q 19 4Q 19 QoQ YoY 1) Subscribers (Unit: 1,000) Total 20,378 20,662 20,920 21,120 21,333 21,549 21,771 21,922 0.7% 3.8% Net additions 363 284 258 200 213 216 222 150 -32.3% -25.0% Gross additions 1,211 1,160 1,200 1,179 1,181 1,133 1,077 1,067 -1.0% -9.5% 2) 848 876 942 978 968 917 855 917 Deactivation 7.2% -6.3% Churn rate 1.4% 1.4% 1.5% 1.6% 1.5% 1.4% 1.3% 1.4% 0.1%p -0.2%p LTE 15,867 16,224 16,612 16,971 17,393 17,383 17,169 17,153 -0.1% 1.1% 5G 419 1,055 1,419 34.5% - LTE+5G Penetration rate 77.9% 78.5% 79.4% 80.4% 81.5% 82.6% 83.7% 84.7% 1.0%p 4.3%p 3) 32,283 32,320 32,028 31,450 31,496 31,745 31,912 31,347 -1.8% -0.3% ARPU (KRW) Note 1) Subscribers: MSIT’s new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included) Note 2) Deactivation: Mandatory deactivation included Note 3) ARPU = Wireless revenue* / Wireless subscribers** * Wireless revenue(3G, LTE, 5G and IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included ** Wireless subscribers: Based on MSIT’s guidelines for average billed subscribers in quarter ※ 4Q19 ARPU KRW 32,111 without one-off accounting changes (QoQ +0.6%, YoY +2.1%) Wireline 1Q 18 2Q 18 3Q 18 4Q 18 1Q 19 2Q 19 3Q 19 4Q 19 QoQ YoY Subscribers (Unit: 1,000) Telephony 15,478 15,343 15,163 14,992 14,830 14,554 14,386 14,185 -1.4% -5.4% PSTN 12,080 11,949 11,786 11,637 11,489 11,343 11,192 11,052 -1.2% -5.0% VoIP 3,398 3,394 3,377 3,355 3,340 3,211 3,194 3,133 -1.9% -6.6% Broadband 8,653 8,659 8,698 8,729 8,782 8,849 8,904 8,962 0.7% 2.7% IPTV (OTV+OTS) 7,573 7,672 7,775 7,851 7,966 8,113 8,229 8,351 1.5% 6.4% ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law - Number of KT pay TV subscriber is 7,081,177 in 1H 2019 (6 month average) 15K-IFRS / Separate 4-3 Subscribers Wireless 1Q 18 2Q 18 3Q 18 4Q 18 1Q 19 2Q 19 3Q 19 4Q 19 QoQ YoY 1) Subscribers (Unit: 1,000) Total 20,378 20,662 20,920 21,120 21,333 21,549 21,771 21,922 0.7% 3.8% Net additions 363 284 258 200 213 216 222 150 -32.3% -25.0% Gross additions 1,211 1,160 1,200 1,179 1,181 1,133 1,077 1,067 -1.0% -9.5% 2) 848 876 942 978 968 917 855 917 Deactivation 7.2% -6.3% Churn rate 1.4% 1.4% 1.5% 1.6% 1.5% 1.4% 1.3% 1.4% 0.1%p -0.2%p LTE 15,867 16,224 16,612 16,971 17,393 17,383 17,169 17,153 -0.1% 1.1% 5G 419 1,055 1,419 34.5% - LTE+5G Penetration rate 77.9% 78.5% 79.4% 80.4% 81.5% 82.6% 83.7% 84.7% 1.0%p 4.3%p 3) 32,283 32,320 32,028 31,450 31,496 31,745 31,912 31,347 -1.8% -0.3% ARPU (KRW) Note 1) Subscribers: MSIT’s new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included) Note 2) Deactivation: Mandatory deactivation included Note 3) ARPU = Wireless revenue* / Wireless subscribers** * Wireless revenue(3G, LTE, 5G and IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included ** Wireless subscribers: Based on MSIT’s guidelines for average billed subscribers in quarter ※ 4Q19 ARPU KRW 32,111 without one-off accounting changes (QoQ +0.6%, YoY +2.1%) Wireline 1Q 18 2Q 18 3Q 18 4Q 18 1Q 19 2Q 19 3Q 19 4Q 19 QoQ YoY Subscribers (Unit: 1,000) Telephony 15,478 15,343 15,163 14,992 14,830 14,554 14,386 14,185 -1.4% -5.4% PSTN 12,080 11,949 11,786 11,637 11,489 11,343 11,192 11,052 -1.2% -5.0% VoIP 3,398 3,394 3,377 3,355 3,340 3,211 3,194 3,133 -1.9% -6.6% Broadband 8,653 8,659 8,698 8,729 8,782 8,849 8,904 8,962 0.7% 2.7% IPTV (OTV+OTS) 7,573 7,672 7,775 7,851 7,966 8,113 8,229 8,351 1.5% 6.4% ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law - Number of KT pay TV subscriber is 7,081,177 in 1H 2019 (6 month average) 15